Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178651

UNITED REALTY TRUST INCORPORATED

SUPPLEMENT NO. 4, DATED MARCH 27, 2013,

TO THE PROSPECTUS, DATED AUGUST 15, 2012

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of United Realty Trust Incorporated (the “Company,” “we,” “our” or “us”), dated August 15, 2012 (the “Prospectus”), as supplemented by Supplement No. 1, dated November 16, 2012 (“Supplement No. 1”), Supplement No. 2, dated December 6, 2012 (“Supplement No. 2”) and Supplement No. 3, dated January 4, 2013 (“Supplement No. 3”). This Supplement No. 4 supplements, modifies or supersedes certain information contained in Supplement No. 1, Supplement No. 2 and Supplement No. 3, and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. This Supplement No. 4 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3.

The purpose of this Supplement No. 4 is to add to the Prospectus, as supplemented, a description of a potential real estate investment.

Potential Property Investment

The following disclosure is added under a new heading captioned “Potential Property Investment” under a new section captioned “Description of Real Estate Investments,” both beginning on page 146 of the Prospectus.

“Tilden House

On March 18, 2013, we, through our operating partnership, became contractually bound, subject to certain conditions customary to closing, to close on a purchase agreement entered into on February 19, 2013, to acquire the fee simple interest in Tilden House, a residential property located at 2520 Tilden Avenue in Brooklyn, New York. The seller of the property is Tilden LLC. The seller does not have a material relationship with us and the acquisition is not an affiliated transaction.

The property is a nine-story residential building, completed in 2007, with 117 apartments, community facility space and indoor and outdoor parking, comprising approximately 86,360 rentable square feet.

Pursuant to the terms of the purchase and sale agreement, our obligation to close upon the acquisition is subject to certain conditions customary to closing. We anticipate closing on or before March 31, 2013, or as soon thereafter as our operating partnership can consummate the anticipated financing of the property with its lender. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition will be consummated. The purchase agreement contains customary representations and warranties by the seller.

Capitalization

The purchase price for the property is $22.25 million, exclusive of brokerage commissions and closing costs. We expect that the purchase price will be funded as follows: (i) $14.5 million by obtaining a new first mortgage secured by the property; (ii) $7.5 million by the seller contributing some of its equity in the property to a new joint venture, or the JV, between the operating partnership and the seller; and (iii) cash from our ongoing public offering in an amount which, when combined with the brokerage commissions and closing costs to be paid by the operating partnership, is estimated at $2.0 million. There is no assurance that the JV will be able to secure financing on terms that it deems favorable or at all. Upon closing we expect to pay URP a supplemental transaction-based advisory fee for deal sourcing in the amount of $229,175 and to pay our advisor an acquisition fee in the amount of $229,175 and a financing coordination fee in the amount of $145,000. Such amounts are not included in the purchase price of the property described above.

Major Tenant/Lease Expiration

The Property is leased to Highland Park Community Development Corporation, or Highland, under a 25-year net lease, which expires on December 31, 2031, subject to Highland’s option to cancel the lease at the end of the fifteenth and twentieth years of the term. Highland has entered into a services agreement with the New York City Department of Homeless Services, or the Department, to provide transitional housing for families in need. Pursuant to the services agreement, the Department pays Highland a rate that is calculated to reimburse Highland for 100% of Highland’s approved costs, including the payment of rent. The rate cannot exceed 100% of Highland’s annual budget. Highland currently pays approximately $2.3 million annually in base rent, which increases every three years based on CPI. The current base rent equates to an annual rental income per rentable square foot of approximately $26.85. The services agreement extends through June 30, 2013, and the Company expects that it will be renewed through June 30, 2014. The payments made to Highland under the services agreement are the source of Highland’s rental payments under the lease.

The table below shows the occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2012	2011	2010	2009	2008
Occupancy rate	100%	100%	100%	100%	100%
Average effective annual rent per rentable square foot	$26.85	$26.85	$26.85	$26.85	$26.85

Other

We believe the property is suitable and adequate for its uses. There are numerous family shelters in the area offering similar services to similar tenants, either operated by or under contract with the City of New York. Additionally, there are numerous multifamily properties in the area offering market rate rental apartments, although in our view, most of these buildings are older, or of a lower grade, than the property.

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The Federal tax basis, the rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2013 Federal tax return. Annual realty taxes payable on the property for the 2013 tax year are estimated to be approximately $309,508, at a rate of 10.3%, of which Highland will pay $292,913 and we will pay $16,594 pursuant to the terms of the lease. ”